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                                   EXHIBIT 99
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                          FORWARD-LOOKING STATEMENTS

The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this report or presented elsewhere by management.

Dependence on Others: The Company's present growth strategy for development of additional lodging and senior living facilities entails entering into and maintaining various arrangements with present and future property owners, including Host Marriott Corporation and New World Development Company Limited. There can be no assurance that any of the Company's current strategic arrangements will be continued, or that the Company will be able to enter into future collaborations.

Contract Terms for New Units: The terms of the operating contracts, distribution agreements, franchise agreements and leases for each of the Company's lodging facilities and retirement communities are influenced by contract terms offered by the Company's competitors at the time such agreements are entered into. Accordingly, there can be no assurance that contracts entered into or renewed in the future will be on terms that are as favorable to the Company as those under existing agreements.

Competition: The profitability of hotels, vacation timeshare resorts, retirement communities, and distribution centers operated by the Company is subject to general economic conditions, competition, the desirability of particular locations, the relationship between supply of and demand for hotel rooms, vacation timeshare resorts, senior living facilities, and distribution services, and other factors. The Company generally operates in markets that contain numerous competitors and the continued success of the Company will be dependent, in large part, upon the ability to compete in such areas as access, location, quality of accommodations, amenities, specialized services, cost containment and, to a lesser extent, the quality and scope of food and beverage services and facilities.

Supply and Demand: During the 1980s, construction of lodging facilities in the United States resulted in an excess supply of available rooms, and the oversupply had an adverse effect on occupancy levels and room rates in the industry. Although industry conditions have improved, the lodging industry may be adversely affected in the future by (i) supply additions, (ii) international, national and regional economic conditions, (iii) changes in travel patterns,
(iv) taxes and government regulations which influence or determine wages, prices, interest rates, construction procedures and costs, and (v) the availability of capital. The Company's timeshare and senior living service businesses are also subject to the same or similar uncertainties and, accordingly, there can be no assurance that the present level of demand for timeshare intervals and senior living communities will continue, or that there will not be an increase in the supply of competitive units, which could reduce the prices at which the Company is able to sell or rent units.

Effect of Acquisitions: The benefit to the Company of potential future acquisitions depends, in part, on the Company's ability to integrate the acquired businesses into existing operations. Such integration may be more difficult, costly and time consuming than initially anticipated.
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Year 2000 Compliance:  The Company, like most computer users, will be required to modify or replace significant portions of its computer software and other systems so that they will function properly prior to, in the year 2000, and beyond. The Company has assembled a dedicated team to address the year 2000 issue which has completed an inventory of most significant systems requiring modification, and has completed the remediation of some significant systems. However, there are numerous difficulties inherent in assessing the costs to the Company of remediation, including uncertainties as to the extent of work to be done, the availability and costs of consultants, the extent of testing required, and the portion of such costs which are subject to payment or reimbursement by others. There can be no assurance that the actual costs of remediation will not significantly exceed the Company's estimates. Although the Company believes that it has allocated adequate resources for this purpose and expects its year 2000 program to be completed on a timely basis, there can also be no assurance that the systems of other parties upon which the Company's businesses also rely will be converted on a timely basis. The Company could be materially adversely affected by the failure of its systems and applications, or those operated by other parties, to properly address the year 2000 issue.